Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

December 18, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edwin Kim Matthew Derby

Re:	Rezolve AI Limited Registration Statement on Form F-1
File No. 333-283622

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rezolve AI Limited (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on December 19, 2024, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

REZOLVE AI LIMITED

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer